Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2025 THIRD QUARTER FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

●	Expansion of rhCollagen and BioInk raw material sales in North American territories expected through a new partnership with a U.S.-based logistics center scheduled to become operational this quarter and under new commercial leadership for this region

●	Recent developments suggest CollPlant’s rhCollagen will have a significant contribution towards innovation in the areas of non-animal alternatives for medical and research

●	Plan for cost reductions and program prioritization in place to extend cash runway

REHOVOT, Israel, November 26, 2025 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived, rhCollagen for tissue regeneration and medical aesthetics, today announced financial results for the third quarter of 2025 and provided a corporate update.

Yehiel Tal, CollPlant’s Chief Executive Officer, remarked, “CollPlant continued to advance innovation this quarter beyond its core development programs. Using our rhCollagen, researchers at Mayo Clinic created the first fully humanized bioprinted skin model designed to serve as an alternative to animal testing for preclinical research. In parallel, we reported results from a comparative study demonstrating that CollPlant’s rhCollagen-based bioink, Collink.3D™, outperformed Matrigel®, a leading extracellular matrix, in supporting structured tissue formation. These findings reinforce the potential of Collink.3D™ as a consistent, tunable, and animal-free alternative for advanced tissue engineering and research applications-an opportunity representing an approximately $100 million-dollar market that is estimated to grow over 10% annually.”

Mr. Tal continued, “Together, these achievements highlight the expanding role of our rhCollagen platform in enabling non-animal alternatives for medical, pharmaceutical, and consumer research-from drug discovery, regenerative medicine, and tissue modeling to advanced testing for pharmaceuticals and cosmetics.”

AbbVie Collaboration

In February 2025, CollPlant received a $2 million milestone payment from its partner, AbbVie, upon achieving a key development milestone under the companies’ existing development and commercialization agreement.

Per this agreement, CollPlant has granted AbbVie a worldwide exclusive license to combine its proprietary rhCollagen technology with AbbVie’s technologies for the development and commercialization of dermal and soft tissue filler products.

The lead dermal filler candidate is now in the clinical phase and AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023. Next steps for the program are to be determined by AbbVie upon concluding their assessment.

Cost Reductions and Program Prioritization

CollPlant recently updated its expense forecast and has initiated a cost cutting and workforce reduction plan. CollPlant updated its allocation of resources which is expected to result in a reduction in CollPlant’s workforce by approximately 25%.

Mr. Tal added, “In 2026, CollPlant will prioritize its collaboration with AbbVie and continue advancing its own dermal filler product candidate. I look forward to sharing progress updates on these programs in the coming months. In parallel, we plan to actively seek a strategic partner to collaborate with us on the continued development of our novel regenerative breast implant product candidate.”

Third Quarter and Recent Highlights

●	Today, CollPlant announced that its Board Chairman, Roger Pomerantz, M.D., has informed the Company that he has elected not to re-nominate himself at the upcoming Annual General Meeting of Shareholders. In his place, the Board of Directors has nominated Mr. Yehiel Tal, the Company’s CEO, as interim Chairman of the Board of Directors, subject to the approval of the Company’s shareholders. The Company sincerely thanks Dr Pomerantz for his five years of dedicated service.

●	On October 27, 2025, the Company announced the expansion of its distribution footprint in North America through a partnership with a U.S.-based logistics center. Expected to become operational this quarter, the facility will provide full cGMP-compliant storage and distribution services and function as a clinical supply depot. This expansion is expected to strengthen support for CollPlant’s growing customer base across the U.S. and Canada for its rhCollagen and BioInk product portfolios.

●	On October 20, 2025, the Company announced positive results from a head-to-head comparative study of its rhCollagen-based bioink, Collink.3D™, and Matrigel®, conducted by the Levenberg Lab at Technion - Israel Institute of Technology. In this study, the Technion found that CollPlant’s rhCollagen-based bioink, Collink.3D™, outperformed Matrigel®, a leading extracellular matrix, in supporting structured tissue formation. The findings suggest Collink.3D™ could offer a consistent, tunable, and animal-free alternative for advanced tissue engineering and research applications. This is an important finding since extracellular matrices are key tools in drug discovery, regenerative medicine, and tissue modeling. The study confirmed that CollPlant’s plant-based technology provides a sustainable and ethical approach without compromising performance.

The global market for Matrigel and other membrane matrices was valued at $96 million in 2024 and is projected to reach a revised size of $201 million by 2031, growing at a compounded annual growth rate (CAGR) of over 11.2%. Global key players of Matrigel include Corning, Thermo Fisher Scientific, and R&D Systems. These top three players hold a market share of over 69%.

●	On October 16, 2025, the Company announced that a scientific article published in Archives of Dermatological Research reported that researchers at Mayo Clinic have developed the first fully humanized 3D bioprinted skin model using CollPlant’s plant-derived rhCollagen. By combining rhCollagen with key human skin cell types, the model offers an innovative, sustainable, and ethical alternative to animal testing for preclinical research, with broad potential applications in cosmetic and pharmaceutical testing, disease modeling, and drug development.

●	In July 2025, CollPlant announced the appointment of Bowman Bagley as Vice President, Commercial North America. In this newly established role, Mr. Bagley is responsible for leading CollPlant’s commercial strategy and execution across the region, including sales and marketing, logistics, and the expansion of market presence for the Company’s rhCollagen-based products and technology platforms.

Photocurable Dermal Filler Program Advancing Toward Clinical Stage

CollPlant continues to advance its photocurable dermal filler program through preclinical development to address the growing demand for innovative aesthetic solutions. On September 30, 2025, the Company announced positive results from its non-clinical program evaluating the photocurable dermal filler and outlined plans to progress this product candidate into clinical trials. This next-generation filler represents a meaningful innovation in aesthetic medicine by combining precise facial contouring, superior lifting and structural support, and regenerative potential in a single treatment.

The program has now entered the final stages of preclinical testing, and production scale-up is underway as CollPlant prepares for the initiation of clinical studies.

Commercial Programs

CollPlant is expanding the distribution of its rhCollagen material and BioInk product lines across North America, supported by the appointment of Bowman Bagley as Vice President, Commercial North America, and the launch of a new U.S.-based logistics center. This center will enhance distribution capacity and improve logistical efficiency for rhCollagen and BioInk products.

In parallel, CollPlant is broadening its international distribution network for Vergenix™ STR, its tendon-repair product that combines the Company’s proprietary rhCollagen with platelet-rich plasma (PRP). This year, the Company expanded into seven new markets: the Netherlands, Belgium, Luxembourg (Benelux), Spain, India, Poland, and Turkey. In 2026, CollPlant plans to further extend the product’s reach across key markets in Europe and Asia.

Mr. Tal concluded, “We remain highly encouraged by the additional results emerging from the preclinical studies of our commercial-size regenerative breast implants, as well as from the ongoing evaluations of our photocurable dermal filler program. While advancing these core product candidates, we have also continued to expand distribution for our rhCollagen and bioink product lines in key markets, supported by the appointment of our U.S.-based Head of Commercial Operations for North America. Strengthening our presence in this priority territory positions us to identify new commercial opportunities and drive incremental revenue. The launch of our new North American logistics center will further enhance distribution capacity for our rhCollagen and BioInk portfolios while improving operational efficiency.”

Three and Nine Month-Period Ended September 30, 2025 Financial Results

GAAP revenues for the third quarter ended September 30, 2025, were $77,000 compared to $4,000 for the third quarter ended September 30, 2024. The increase is mainly related to increase in sales of the rhCollagen-based products.

GAAP revenues for the nine months ended September 30, 2025, were $2.3 million compared to $351,000 for the nine months ended September 30, 2024. The increase in revenue is mainly related to a development milestone achievement relating to the dermal filler product candidate, which triggered a $2 million payment from AbbVie to CollPlant according to the AbbVie agreement.

GAAP cost of revenues for the third quarter ended September 30, 2025, was $269,000, compared to $272,000 in the third quarter ended September 30, 2024.

GAAP cost of revenues for the nine months ended September 30, 2025, was $643,000, compared to $1.4 million in the nine months ended September 30, 2024. The decrease in cost of revenues in the amount of $710,000 is mainly comprised of (i) a $535,000 decrease in inventory impairments, (ii) a $142,000 decrease in sales of rhCollagen-based products, and (iii) insurance reimbursements received in 2025, of which $90,000 are related to cost of revenues, and offset by a $57,000 increase in royalty expenses to the Israel Innovation Authority, mainly related to the milestone payment received from AbbVie in 2025.

GAAP gross loss for the third quarter ended September 30, 2025, was $192,000, compared to $268,000 in the third quarter ended September 30, 2024.

GAAP gross profit for the nine months ended September 30, 2025, was $1.7 million, compared to gross loss of $1.0 million in the nine months ended September 30, 2024.

GAAP operating expenses for the third quarter ended September 30, 2025, were $3.3 million, compared to $4.3 million in the third quarter ended September 30, 2024. The decrease of approximately $1.0 million is a result of the Company’s cost reduction plan and mainly includes: (a) a $513,000 decrease in the workforce expenses and share-based compensation expenses, and (b) a $519,000 decrease in research and development materials and subcontractors’ expenses mainly related to the breast implants program. On a non-GAAP basis, operating expenses for the third quarter ended September 30, 2025, were $3.0 million compared to $3.8 million in the third quarter ended September 30, 2024. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating expenses for the nine months ended September 30, 2025, were $10.0 million, compared to $12.3 million in the nine months ended September 30, 2024. The decrease of approximately $2.3 million is mainly as a result of the Company’s cost reduction plan, that includes: (a) a $904,000 decrease in the workforce expenses and share-based compensation expenses, (b) a $881,000 decrease in research and development and subcontractors expenses mainly related to the breast implants program, (c) a decrease of $94,000 in patents expenses, and in addition, the decrease is from an insurance reimbursements of $79,000 received in 2025. On a non-GAAP basis, operating expenses for the nine months ended September 30, 2025, were $9.0 million, compared to $11.0 million in the nine months ended September 30, 2024.

GAAP financial income, net, for the third quarter ended September 30, 2025, totaled $24,000, compared to $216,000 in the third quarter ended September 30, 2024. The decrease in financial income, net is due to a decrease in interest received from our short-term cash deposits and an increase in exchange rate differences expenses.

GAAP financial income, net, for the nine months ended September 30, 2025, totaled $51,000, compared to $546,000 in the nine months ended September 30, 2024. The decrease in financial income, net is due to a decrease in interest received from our short-term cash deposits and an increase in exchange rate differences expenses.

GAAP net loss for the third quarter ended September 30, 2025, was $3.5 million, or $0.27 basic loss per share, compared to net loss of $4.3 million, or $0.38 basic loss per share, for the third quarter ended September 30, 2024. Non-GAAP net loss for the third quarter ended September 30, 2025, was $3.2 million, or $0.25 loss per share, compared to a net loss of $3.8 million, or $0.33 basic loss per share, for the third quarter ended September 30, 2024.

GAAP net loss for the nine months ended September 30, 2025, was $8.3 million, or $0.69 basic loss per share, compared to a net loss of $12.7 million, or $1.11 basic loss per share, for the nine months ended September 30, 2024. Non-GAAP net loss for the nine months ended September 30, 2025, was $7.0 million, or $0.58 loss per share, compared to a net loss of $11.5 million, or $1.00 basic loss per share, for the nine months ended September 30, 2024.

Balance Sheet and Cash Flow

Cash and cash equivalents as of September 30, 2025, were $8.5 million.

Cash used in operating activities during the nine months ended September 30, 2025 was $6.5 million compared to $10.6 million during the nine months ended September 30, 2024.

Cash used in investing activities during the nine months ended September 30, 2025, was $12,000 compared to $481,000 during the nine months ended September 30, 2024, and related primarily to a decrease in purchases of property and equipment.

Cash provided by financing activities during the nine months ended September 30, 2025 was $3.1 million compared to $9,000 during the nine months ended September 30, 2024. The increase is mainly attributed to our registered direct offering in June 2025, which resulted in net proceeds of $3.1 million.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2025	2024
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$8,547	$11,909
Restricted deposit	281	248
Trade receivables, net	11	150
Inventories	540	440
Other accounts receivable and prepaid expenses	243	433
Total current assets	9,622	13,180
Non-current assets:
Restricted deposit	134	118
Operating lease right-of-use assets	2,596	2,991
Property and equipment, net	1,649	2,290
Intangible assets, net	88	131
Total non-current assets	4,467	5,530
Total assets	$14,089	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	September 30,	December 31,
	2025	2024
	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$618	$870
Operating lease liabilities	788	806
Accrued liabilities and other payables	1,226	1,294
Total current liabilities	2,632	2,970
Non-current liabilities:
Operating lease liabilities	2,152	2,275
Total non-current liabilities	2,152	2,275
Total liabilities	4,784	5,245

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of September 30, 2025 (unaudited) and December 31, 2024; issued and outstanding: 12,776,385 and 11,454,512 ordinary shares as of September 30, 2025 (unaudited) and December 31, 2024, respectively	5,492	4,983
Additional paid in capital	126,414	122,801
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(121,632)	(113,350)
Total shareholders’ equity	9,305	13,465
Total liabilities and shareholders’ equity	$14,089	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
Revenues	$2,311	$351	$77	$4
Cost of revenues	643	1,353	269	272
Gross profit (loss)	1,668	(1,002)	(192)	(268)

Operating expenses:
Research and development	6,207	7,972	2,089	2,869
General, administrative and marketing	3,794	4,303	1,226	1,405
Total operating loss	(8,333)	(13,277)	(3,507)	(4,542)
Financial income, net	51	546	24	216
Net loss for the period	$(8,282)	$(12,731)	$(3,483)	$(4,326)
Basic and diluted net loss per ordinary share	$(0.69)	$(1.11)	$(0.27)	$(0.38)
Weighted average ordinary shares outstanding used in computation of basic and diluted net loss per share	12,009,054	11,454,069	12,722,203	11,454,512

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(8,282)	$(12,731)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	696	796
Accrued interest	(10)	-
Share-based compensation to employees and consultants	1,017	1,295
Exchange differences on cash and cash equivalents and restricted cash	(71)	201
Changes in assets and liabilities:
Decrease (increase) in trade receivables	139	(5)
Decrease (increase) in inventories	(97)	265
Decrease (increase) in other accounts receivable and prepaid expenses	190	(33)
Decrease in operating lease right of use assets	496	468
Increase (decrease) in trade payables	(252)	29
Decrease in operating lease liabilities	(242)	(529)
Decrease in accrued liabilities and other payables	(68)	(385)
Net cash used in operating activities	(6,484)	(10,629)
Cash flows from investing activities:
Purchase of property and equipment	(13)	(424)
Proceeds from sale of property and equipment	1	-
Investment in restricted deposits	-	(57)
Net cash used in investing activities	(12)	(481)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	3,102	-
Exercise of options and warrants into shares	-	9
Net cash provided by financing activities	3,102	9
Effect of exchange rate changes on cash and cash equivalents	32	(202)
Net decrease in cash and cash equivalents	(3,362)	(11,303)
Cash and cash equivalents at the beginning of the period	11,909	26,674

Cash and cash equivalents at the end of the period	$8,547	$15,371

	Nine months ended September 30,
	2025	2024
Supplemental discloser of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$101	$623
Capitalization of Share-based compensation to inventory	$3	$5

COLLPLANT BIOTECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Nine months ended September 30,		Three months ended September 30
	2025	2024	2025	2024

GAAP operating expenses:	$10,001	$12,275	$3,315	$4,274

Change of operating lease accounts	25	(8)	16	6
Share-based compensation to employees, directors and consultants	(1,017)	(1,295)	(282)	(515)
Non-GAAP operating expenses:	9,009	10,972	3,049	3,765

GAAP operating loss	(8,333)	(13,277)	(3,507)	(4,542)
Change of operating lease accounts	(25)	8	(16)	(6)
Share-based compensation to employees, directors and consultants	1,017	1,295	282	515
Non-GAAP operating loss	(7,341)	(11,974)	(3,241)	(4,033)

GAAP Net loss	(8,282)	(12,731)	(3,483)	(4,326)
Change of operating lease accounts	254	(61)	41	41
Share-based compensation to employees, directors and consultants	1,017	1,295	282	515
Non-GAAP Net loss	$(7,011)	$(11,497)	$(3,160)	$(3,770)
GAAP basic and diluted loss per ordinary share	$(0.69)	$(1.11)	$(0.27)	$(0.38)
NON- GAAP basic and diluted loss per ordinary share	$(0.58)	$(1.0)	$(0.25)	$(0.33)

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2025 and 2024 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the third quarter ended September 30, 2025, are presented in accordance with generally accepted accounting principles in the U.S.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies and cash runway, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products or product candidates including, but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com